UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-12139 CUSIP NUMBER 81211K 10 0
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Sealed Air Corporation Full Name of Registrant
N/A Former Name if Applicable
Park 80 East Address of Principal Executive Office (Street and Number)
Saddle Brook, NJ 07663-5291 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Sealed Air Corporation (the "Company") files this notification of late filing regarding its Annual Report on Form 10-K for the year ended December 31, 2004. The Company is postponing the filing of its Form 10-K to allow the Company and its independent auditor additional time required to complete the documentation and other work required for the assessment of internal control over financial reporting in accordance with the recently effective requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules thereunder. Therefore, the Company is unable to complete the preparation of its consolidated financial statements without unreasonable effort or expense.

As of the date of this filing, management of the Company has not identified, and does not expect to identify, any material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal control over financial reporting.

The Company expects to file its complete Annual Report on Form 10-K, including the management report, attestation and audit of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act and auditor's report, by March 31, 2005.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David H. Kelsey (Name)	201 (Area Code)	791-7600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's Consolidated Statements of Operations for 2004 and 2003 and a narrative description of the changes in its results from 2003 to 2004 are set forth below. The Company's results of operations for 2004 and 2003 set forth in these Statements have not changed from the results of operations the Company reported in its press release issued January 31, 2005.

As is required by Form 12b-25, these Statements set forth the anticipated changes in results of operations for the year ended December 31, 2004 from the year ended December 31, 2003 that will be reflected in the earnings statements to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The Company expects that these Statements will not change when it files its Consolidated Statements of Operations in its Annual Report on Form 10-K for the year ended December 31, 2004, although the Consolidated Statements of Operations to be included in the Annual Report on Form 10-K will be audited.

Net sales in 2004 increased 8% to $3,798.1 million compared with $3,531.9 million in 2003.The increase in net sales was primarily due to a $159.4 million favorable effect of foreign currency translation and an $89.4 million increase in unit volume. Excluding the positive effect of foreign currency translation, net sales would have increased 3% compared with 2003. The favorable foreign currency translation impact on net sales in 2004 was primarily due to the strengthening of foreign currencies in Europe and the Asia Pacific region against the U.S. dollar.

Gross profit as a percentage of net sales was 30.6% in 2004 and 31.5% in 2003. The decrease in 2004 compared with 2003 was due to petrochemical-related raw material cost increases and reduced sales volumes in the Company's North American food packaging business due to import restrictions on U.S. beef products.

Marketing, administrative and development expenses increased 9% in 2004 over 2003. The increase in 2004 was primarily due to the effects of foreign currency translation, expenses associated with the upgrade of the Company's information technology platform, and expenses to support the higher volume of net sales. Marketing, administrative and development expenses as a percentage of net sales were 16.5% in 2004 and 16.2% in 2003.

During the fourth quarter of 2004, the Company announced a series of separate profit improvement plans in various geographic regions in order to complement the Company's long-term growth programs and financial goals and to improve the Company's operating efficiencies and lower its overall cost structure. The Company incurred restructuring and other charges of $33.3 million in 2004 relating to these profit improvement plans. Of the $33.3 million charge, $21.9 million represented employee-related termination costs, and $11.4 million represented long-lived asset impairment consisting of write-downs and write-offs of property and equipment and facility exit costs.

On November 26, 2004, the Company used net cash of $211.8 million to redeem the entire outstanding aggregate principal amount, $177.5 million, of its 8.75% senior notes due July 1, 2008 and terminated interest rate swaps on the 8.75% senior notes having a total notional amount of $150.0 million. The Company completed the redemption, funded with available cash, at a premium to the face amount of the notes, which resulted in a loss of $29.6 million, which the Company is reflecting in the statement of operations as "Loss on debt redemption and repurchases." The annual interest expense on the redeemed notes was approximately $15.5 million, without giving effect to any interest rate swaps and the amortization of amounts related to the senior notes.

In November and December 2004, the Company used available cash of $25.2 million to repurchase in the open market $22.7 million face amount of its 6.95% senior notes due May 2009, which included accrued interest and related fees. Since the Company completed these repurchases at a premium to the face amount of the notes, it incurred a loss of $2.6 million, which the Company is reflecting in the statement of operations as "Loss on debt redemption and repurchases."

Interest expense (which includes the effects of interest rate swaps and the amortization of capitalized senior debt issuance costs, bond discount and terminated treasury locks) was $153.7 million in 2004 and $136.0 million in 2003. The increase in interest expense in 2004 compared with 2003 was primarily due to an increase of $37.2 million of interest expense in 2004 due to the Company's issuance of approximately $300.0 million of senior notes in April 2003 and $1.3 billion of senior notes and convertible senior notes in July 2003, partially offset by a decrease of $16.4 million of interest expense due to the repurchase of $172.5 million face amount of senior notes in the fourth quarter of 2003 and the senior note redemption and repurchases completed in the fourth quarter of 2004.

During 2004, the Emerging Issues Task Force reached a consensus on EITF Issue No. 04-08, which was effective for reporting periods ending after December 15, 2004. EITF Issue No. 04-08 requires that the dilutive effect of contingent convertible debt, such as the Company's 3% convertible senior notes due June 2033, which were issued in July 2003, be included in dilutive earnings per common share regardless of whether the contingency permitting holders to convert the debt into shares of common stock had been satisfied. EITF Issue No. 04-08 is applicable retroactively and requires restatement of prior periods during which the contingent convertible debt instrument was outstanding. As a result, the 2004 and 2003 diluted earnings per common share calculations include 6.2 million additional shares of common stock and exclude the associated interest expense on the contingent convertible debt, net of income tax.

SEALED AIR CORPORATION AND SUBSIDIARIES
Results for the periods ended December 31
(Unaudited)
(In millions, except per share data)
CONSOLIDATED STATEMENTS OF OPERATIONS

	2004	2003
Net sales	$3,798.1	$3,531.9
Cost of sales	2,636.0	2,419.1

Gross profit	1,162.1	1,112.8
Marketing, administrative and development expenses	626.1	572.4
Restructuring and other charges (credits)	33.0	(0.5)

Operating profit	503.0	540.9
Interest expense	(153.7)	(136.0)
Asbestos settlement and related costs	(2.0)	(2.8)
Loss on debt redemption and repurchases	(32.2)	(33.6)
Other income, net	7.8	8.4

Earnings before income taxes	322.9	376.9
Income tax expense	107.3	136.5

Net earnings	$215.6	$240.4

Less: Excess of redemption price over book value of Series A convertible preferred stock	—	25.5
Add: Excess of book value over repurchase price of Series A convertible preferred stock	—	0.8
Less: Series A convertible preferred stock dividends	—	28.6

Net earnings ascribed to common shareholders—basic	$215.6	$187.1

Earnings per common share:
Basic	$2.56	$2.21
Diluted	$2.25	$1.97

See the Notes to Consolidated Financial Statements to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, to be filed by March 31, 2005.

Sealed Air Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 16, 2005	By	/s/ DAVID H. KELSEY David H. Kelsey Senior Vice President and Chief Financial Officer
ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).